Exhibit 99.6

TRILLION ENERGY ANNOUNCES SASB WEST AKCAKOCA-1 WELL

PERFORATIONS AND PRODUCTION UPDATE

The SASB gas field produces a critical domestic supply of natural gas to Türkiye

VANCOUVER, B.C., July 30, 2024 - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to provide an update on perforations of the West Akcakoca-1 well at the SASB gas field located in the southwestern Black Sea and production progress to date.

The West Akcakoca-1 well has now had the remaining three perforation intervals totaling 4 metres perforated for a total of five zones. Prior delays involving weather conditions and waiting for spare parts to advance the operation have been overcome and the perforation program is now complete.

Results for the perforation of West Akcakoca-1 are as follows:

■	The initial two perforated zones consisting of 5 metres of gas pay increased the well head pressure (“WHP”) from 1150 psi to 1350 psi.
■	Perforation of the subsequent three zones increased WHP from 1350 psi to 1694 psi.
■	West Akcakoca-1 is now producing 2.8 MMcf/d using a 28/64 choke to ensure its high-pressure will not back out other wells.

At this time, total combined production from the Akcakoca platform is 7.3 MMcf/d (100% interest), including the Guluc-2, West Akcakoca-1 and South Akcakoca-2 wells. Production increases are expected as new tubing (velocity strings) are installed in the near future on additional wells.

Arthur Halleran CEO of Trillion stated:

“We have now perforated all remaining gas pay in the SASB wells. We are pleased with the results. Installation of production tubing in the past required a jack-up rig which was extremely expensive. However, we intend to run the new production tubbing without a rig using a snubbing unit, which is substantially cheaper and will provide a long-term production solution.”

About the Company

Trillion Energy International Inc is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company holds a 49% interest in the SASB natural gas field, a Black Sea natural gas development and 19.6% (except three wells with 9.8%) interest in the Cendere oil field. The Company also is pursuing oil exploration in S.E. Turkiye and beyond. More information may be found on www.sedar.com, and our website.

Contact

Brian Park, Vice President of Finance

1-778-819-1585

e-mail: info@trillionenergy.com;

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, delay, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F- 1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2023.